SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ---------------

                                   FORM 6-K

                               ---------------


                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For December 12, 2005



                                 CNOOC Limited
                (Translation of registrant's name into English)
                -----------------------------------------------



                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)
                -----------------------------------------------



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



 Form 20-F      X              Form 40-F
              ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)



    Yes                            No         X
              ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)


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Company Announcement
--------------------

                                [LOGO OMITTED]
                                CNOOC Limited
                (Translation of registrant's name into English)
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
                               (Stock Code: 883)


                NOTICE OF SECOND EXTRAORDINARY GENERAL MEETING


NOTICE IS HEREBY GIVEN that an extraordinary general meeting of the shareholders of CNOOC Limited (the "Company") will be held at Island Shangri-la Hong Kong, Two Pacific Place, Supreme Court Road, Hong Kong on 31 December 2005 at 10:30 am (or such later time as the extraordinary general meeting of the shareholders of the Company to be held at 10:00 a.m. on 31 December 2005 for the purposes of considering amendments to the articles of association of the Company and the re-election of directors closes) for the purpose of considering and, if thought fit, passing, with or without modification, the following resolutions as Ordinary Resolutions:

                             ORDINARY RESOLUTIONS


1. "THAT the Supplemental Agreement in relation to certain amendments to the Existing Non-Compete Undertaking, a copy of which has been initialled by the Chairman and for the purpose of identification marked "A", be and is hereby approved, ratified and confirmed and that any Director of the Company be and is hereby authorised to do all such further acts and things and execute such further documents or supplemental agreements or deeds on behalf of the Company and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of the Supplemental Agreement and to make and agree with such changes in the terms of the Supplemental Agreement as he may in his discretion consider necessary, desirable and expedient and in the interest of the Company."

2. "THAT the Revised Cap for the "technical services" category of continuing connected transactions under the Existing Waiver, as described in the circular of the Company dated 10 December 2005 (the "Circular"), be and is hereby approved, ratified and confirmed."

3. "THAT the Non-Exempt Continuing Connected Transactions as described in the Circular and set out in the Comprehensive Framework Agreements (copies of which have been initialled by the Chairman of the meeting and for the purpose of identification marked "B", "C" and "D"), which the Company expects to occur on a regular and continuous basis in the ordinary and usual course of business of the Company and its subsidiaries, as the case may be, and to be conducted on normal commercial terms, be and are hereby generally and unconditionally approved and that any Director of the Company be and is hereby authorised to do all such further acts and things and execute such further documents and take all such steps which in their opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such transactions."

4. "THAT the Proposed Caps for each category of the Non-Exempt Continuing Connected Transactions, as described in the Circular, be and are hereby approved, ratified and confirmed."

5. "THAT the existing share option scheme of the Company adopted on 4 February 2001 and amended on 6 June 2002 be and is hereby terminated, and the rules of the New Share Option Scheme of the Company (a copy of which has been initialled by the Chairman of the meeting and for the purpose of identification marked "E") be and are hereby approved and adopted as the new share option scheme of the Company subject to and conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited granting listing of and permission to deal in the shares of the Company, representing 10% of the issued share capital of the Company as at the date of passing this resolution, to be issued pursuant to the exercise of any options granted under the New Share Option Scheme and that the Directors of the Company be and are hereby authorised, at their absolute discretion, to grant options thereunder and to allot and issue shares of the Company pursuant to the exercise of such option."

                                                           By Order of the Board
                                                                 Cao Yunshi
                                                             Company Secretary


Hong Kong, 10 December 2005

Registered Office:
65th Floor, Bank of China Tower
1 Garden Road
Central
Hong Kong


Notes:

1. The register of members of the Company will be closed from 28 December 2005 to 31 December 2005 (both dates inclusive) during which no transfer of shares will be registered. In order to qualify for voting at the Second EGM, members are reminded to ensure that all instruments of transfer of shares accompanied by the relevant share certificate(s), must be lodged with the Company's registrar, Hong Kong Registrars Limited at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong for registration not later than 4:00 p.m. on 23 December 2005.

2. A member entitled to attend and vote at the Second EGM convened by this notice is entitled to appoint one or more proxies to attend and vote in his stead. A proxy need not be a member of the Company.

3. To be effective, the instrument appointing a proxy together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be completed and returned to the Company's registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong, not less than 48 hours before the time for holding the Second EGM or any adjournment thereof.

4. Completion and return of the form of proxy will not preclude you from attending and voting in person at the Second EGM or any adjournment thereof and, in such event, the relevant form of proxy shall be deemed to be revoked.

5. Where there are joint registered holders of any Share, any one of such persons may vote at the Second EGM, either personally or by proxy, in respect of such Share as if he were solely entitled thereto; but if more than one of such joint registered holders be present at the Second EGM personally or by proxy, then the registered holder so present whose name stands first on the register of members of the Company in respect of such Share will alone be entitled to vote in respect thereof.

6. Capitalised terms used in this notice have the same meaning as is set out in the section entitled "Definitions" at pages 1 to 5 of the circular of the Company dated 10 December 2005.

As at the date of this announcement, the Board comprises of:

Executive Directors                     Independent non-executive Directors
Fu Chengyu (Chairman)                   Sung Hong Chiu
Luo Han                                 Kenneth S. Courtis
Zhou Shouwei                            Evert Henkes
Cao Xinghe                              Tse Hau Yin, Aloysius
Wu Zhenfang                             Lawrence J. Lau
Wu Guangqi
Yang Hua


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                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             CNOOC Limited


                                             By:  /s/ Cao Yunshi
                                                  -----------------------------
                                                  Name:  Cao Yunshi
                                                  Title: Company Secretary

Dated: December 12, 2005